Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600
Philadelphia, PA 19103-7018
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Matthew R. DiClemente

MDiClemente@stradley.com

215.564.8173

January 26, 2021

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	James Alpha Funds Trust (the “Trust’)

File Nos. 333-249652 and 811-23611

Registration Statement on Form N-1A

Dear Mr. Orlic:

Attached herewith is Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the “Pre-Effective Amendment”) for the Trust. The Pre-Effective Amendment is being filed with the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR pursuant to Rule 472 under the Securities Act of 1933, as amended.

The Pre-Effective Amendment is being filed for the purposes of: (i) responding to comments received from the Staff of the SEC on the Trust’s initial Registration Statement on Form N-1A, which was filed with the SEC on October 23, 2020 and (ii) making certain other changes.

The Trust separately filed an acceleration request pursuant to Rule 461 of the 1933 Act, requesting that the Amendment be declared effective on January 26, 2021, or as soon thereafter as practicable.

Please direct questions and comments relating to this filing to me at the above number.

Sincerely,

/s/ Matthew R. DiClemente

Matthew R. DiClemente, Esquire